Exhibit 99.3

MAG SILVER CORP.
(the “Company”)

CERTIFICATE

To:	British Columbia Securities Commission, as Principal Regulator
And to:

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission
Ontario Securities Commission

Nova Scotia Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Prince Edward Island Securities Office

In connection with the abridgement of the time periods (the “Abridgement”) by the Company for notifying various regulatory authorities, exchanges and depositories of the record date and meeting date for the Company’s annual general and special meeting of shareholders to be held on June 13, 2019 (the “Meeting”), and for delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, Jody Harris, Corporate Secretary of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity as follows:

(a)	the Company has made the arrangements regarding the delivery of proxy-related materials to beneficial owners of common shares of the Company in accordance with Sections 2.9 and 2.12 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”);

(b)	the Company has otherwise carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of NI 54-101 in making the Abridgement.

DATED May 16, 2019.

MAG SILVER CORP.

By:	/s/ Jody Harris
Name:	Jody Harris
Title:	Corporate Secretary